UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

May 14, 2024

In accordance with the provisions set forth in article 30 of the Unified Text of the Securities Market Law (Texto Único Ordenado de la Ley del Mercado de Valores) approved by Supreme Decree No. 020-2023-EF, and the Regulation of Relevant Events and Reserved Information (Reglamento de Hechos de Importancia e Información Reservada), approved by SMV Resolution No. 005-2014-SMV-01, we hereby report as a Relevant Information Communication, within the scope of the decisions made in the Company’s shareholders meeting conducted on November 2nd, 2020 -as reopened on November 3rd, 2020- and March 27th, 2024 and in the meeting of the Board of Directors conducted on April 17th, 2024, which were duly informed as Relevant Information on the above-referred dates, that the Company has decided to carry out a private issuance of corporate bonds in the international market (the “Notes”) under Rule 144A and Regulation S of the U. S. Securities Act of 1933 (as amended), which issuance has taken place on the date hereof. The Notes have the following terms:

-	Issue denomination: US$210,000,000 12.000% Senior Notes due 2029
-	Issue principal amount: US$210,000,000
-	Issue date (settlement): May 14, 2024
-	Maturity date: May 14, 2029
-	Issue price: 90.002% of the issue principal amount
-	Interest rate: 12.000%
-	Issue regime: Private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933 (as amended).
-	Listing: the Company will apply for registration of the Notes with the Singapore Exchange Securities Trading Limited (“SGX-ST”).

BofA Securities, Inc., Banco BTG Pactual S.A. - Cayman Branch, HSBC Securities (USA) Inc., Natixis Securities Americas LLC, and Santander US Capital Markets LLC, act as Joint Book-Running Managers of this issue.

As already reported in the Relevant Information Communications mentioned above, the proceeds of this issuance will be used to repay financial indebtedness, pay transaction expenses, and to fund the Company’s organic and inorganic growth or other specified corporate uses.

It is hereby expressly stated that this communication does not constitute an offer for the sale or solicitation of an offer to buy the above-mentioned securities in the United States of America or any other jurisdiction where such an offer is prohibited, and that the above-mentioned securities may not be offered for sale in the United States of America without registration or an exemption from registration in accordance with the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	May 14, 2024